OMS Energy Technologies Inc.

10 Gul Circle
Singapore 629566

December 6, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Aliya Ishmukhamedova

Re:	OMS Energy Technologies Inc.

Amendment No.2 to Registration Statement on Form F-1

Filed November 29, 2024

File No. 333-282986

Dear Sir or Madam,

This letter is in response to your comments on December 5, 2024 in relation to the Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”) of OMS Energy Technologies Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on November 29, 2024. On the date hereof, the Company has filed an amendment to the Registration Statement. We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 2 to Registration Statement on Form F-1

Consolidated Statements of Profit and Loss and Other Comprehensive Income, page F-5

1.	We note your response to prior comment 3. Since the revision appears to be a correction of an error, please provide disclosure in accordance with IAS 8.

RESPONSE: We respectfully advise the staff that we have updated F-2 and F-41 of the Registration Statement, providing the disclosure in accordance with IAS 8.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ How Meng Hock
Chief Executive Officer